N E W S   R E L E A S E

TALISMAN ENERGY ANNOUNCES FIRST OIL
FROM THE SONG DOC FIELD IN VIETNAM

CALGARY, Alberta – December 4, 2008 – Talisman (Vietnam 46/02) Ltd. (“Talisman”), a wholly owned subsidiary of Talisman Energy Inc., has announced first oil production from the Song Doc field in Block 46/02 offshore Vietnam.

Gross production from five pre-drilled wells is expected to reach approximately 25,000 bbls/d by early 2009.  An additional three development wells are currently being drilled.  Talisman’s share of proved and probable reserves in the Song Doc field is estimated at six mmbbls, with proved reserves of three mmbbls.

Talisman has a 30% interest in Block 46/02 and in the Truong Son Joint Operating Company, which operates the Block.  Co-venturers are PetroVietnam Exploration and Production Company at 40% and Petronas Carigali Overseas Sdn Bhd with the remaining 30%.  The Song Doc field facilities comprise a Floating Production Storage and Offloading (FPSO) vessel and wellhead platform.

The FPSO is a tanker conversion carried out by MODEC at the COSCO yard in Dalian, China.  The Song Doc wellhead platform was fabricated by Petroleum Technical Services Company in Vung Tau, Vietnam.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  The Company and its subsidiaries have operations in North America, the North Sea, Southeast Asia and North Africa. Talisman’s subsidiaries are also active in a number of other international areas.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

Media and General Inquiries:                                                                                                Shareholder and Investor Inquiries:

David Mann, Vice-President,                                                                                                Christopher J. LeGallais, Vice-President,
Corporate & Investor Communications                                                                               Investor Relations
Phone:     403-237-1196 Fax:  403-237-1210                                                                          Phone:    403-237-1957 Fax: 403-237-1210
E-mail:      tlm@talisman-energy.com                                                                                   Email:       tlm@talisman-energy.com

26-08

Advisories

This press release contains statements that constitute “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation.  This forward-looking information includes, among others, statements regarding:

•           estimated production and timing;
•           business plans for drilling, exploration, development and estimated timing;
•           business strategy and plans; and
•	other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking information uses words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled”, “positioned”, “goal”, “objective” or states that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

The following assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release.  Information regarding business plans for drilling and exploration assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this press release.  The material risk factors include, but are not limited to:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
•           risks and uncertainties involving geology of oil and gas deposits;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
•           changes in general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and
•	uncertainties as to the availability and cost of financing and changes in capital markets.

Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive.  Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent Annual Information Form and Annual Financial Report.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released.  The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Reserves Data and Other Oil and Gas Information

Talisman’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide certain disclosure in accordance with U.S. disclosure requirements.  The information provided by Talisman in this press release may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 ("NI 51-101").  Information on the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in Talisman’s Annual Information Form.

Talisman's proved reserves have been estimated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”).  U.S. practice is to disclose net proved reserves after the deduction of estimated royalty burdens, including net profit interests.  Talisman makes additional voluntary disclosure of gross proved reserves.

Talisman also makes voluntary disclosure of probable reserves which have been estimated using the definition set out by the Society of Petroleum Engineers/World Petroleum Congress ("SPE/WPC").  Talisman believes that there is no material difference between the SPE/WPC definition for probable reserves and the Canadian Oil and Gas Handbook definition for probable reserves.

The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic conditions and operating conditions. Any probable reserves and the calculations with respect thereto included in this press release do not meet the SEC’s standards for inclusion in documents filed with the SEC.

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data.  Any reserves data contained in press release reflects Talisman’s estimates of its reserves.  While Talisman annually obtains an independent audit of a portion of its proved and probable reserves, no independent qualified reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this press release.

In this press release, Talisman makes reference to proved and probable reserves for the Song Doc field. As at year end 2007, Talisman had 43.7 mmboe of proved reserves and 67.6 mmboe of probable reserves in Southeast Asia. The estimates of reserves for individual properties may not reflect the same confidence levels as estimates of reserves for all properties due to the effects of aggregation.

Gross Production

In this press release, Talisman makes reference to production volumes.  Such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts.  U.S. readers may refer to the table headed “Continuity of Proved Net Reserves” in Talisman’s most recent Annual Information Form for a statement of Talisman’s net production volumes by reporting segment that are comparable to those made by U.S. companies subject to SEC reporting and disclosure requirements.

Boe conversion

In this press release, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method.  Boes may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.